SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR REPORTS Q1 PAT OF €820M AS
Q1 FARES RECOVER ON STRONG EASTER & MODEST GROWTH

Ryanair Holdings plc today (21 July) reported Q1 profit after tax of €820m, compared to prior-year Q1 PAT of €360m, as traffic grew 4% to 58m passengers at 21% higher fares.

Q1 End:	June 2024	June 2025	Change
Passengers	55.5m	57.9m	+4%
Load Factor	94%	94%	-
Revenue	€3.63bn	€4.34bn	+20%
Op. Costs	€3.26bn	€3.42bn	+5%
PAT	€360m	€820m	+128%

Q1 highlights include:
●       Traffic grew 4% to 57.9m.
●       Rev. per pax rose 15% (ave. fare up 21% to €51 & ancil. rev. up 3%).
●       Unit cost inflation just 1% - cost gap advantage widens.
●       Competitive fuel hedges de-risk Group:  c.85% FY26 at $76bbl.
●       181 B737 "Gamechangers" in 618 fleet (incl. 5 deliveries in Q1).
●       Over 160 new S.25 routes (total: 2,600 routes).
●       30 spare CFM LEAP engines bought to improve resilience.
●       Ryanair added to the MSCI World Index.

Q1 REVIEW

Ryanair Group CEO Michael O'Leary, said:

Revenue & Costs:
"Total revenue rose 20% to €4.34bn.  Scheduled revenue increased 26% to €2.94bn as traffic grew 4% with 21% higher fares.  Q1 fares substantially benefitted from having a full Easter holiday in April, weak prior-year comps and marginally stronger than expected close-in pricing.  Ancillary revenues delivered another solid performance rising 7% to €1.39bn.  Operating costs rose 5% (+1% per pax) to €3.42bn as our jet fuel hedging largely offset ATC fees (up 16%) and higher enviro. costs (as ETS allowances unwind and SAF blend mandates impact costs from Jan. 2025).

Ryanair's competitive fuel hedging provides a key advantage in current volatile oil markets, with FY26 almost 85% hedged at $76bbl and FY27 36% hedged at just under $66bbl.

Balance Sheet, Liquidity & Returns:
Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both Fitch and S&P) and unencumbered B737 fleet (over 590 aircraft).  At 30 June, gross cash was €4.4bn after €0.6bn capex and almost €0.4bn debt repayments.  Net cash was €2.0bn (up from €1.3bn at 31 Mar.), leaving the Group well positioned to repay approx. €2.1bn maturing bonds over the next 10-months (incl. an €850m bond in Sept.) from internal cash resources.  This financial flexibility further widens the cost gap between Ryanair and competitors who are exposed to expensive (long-term) finance and rising aircraft lease costs.

We welcome Ryanair's full addition to the MSCI World Index and expect to join the FTSE Russell Index, following their semi-annual index review, in Sept. (albeit this inclusion will be phased over approx. 2-years).  In May, we launched our latest share buyback and have purchased (and cancelled) c.1.6m shares under the programme, at a cost of €39m, at 30 June.

FLEET & GROWTH
Ryanair has 181 B737-8200 "Gamechangers" (up 25 from June 2024) in its 618 aircraft fleet, facilitating 3% FY26 traffic growth (to 206m passengers).  We remain confident that the 29 remaining Gamechangers in our 210 orderbook will deliver well ahead of S.26, when we hope to recover this years delayed traffic growth into FY27.  Boeing continues to expect MAX-10 certification in late 2025 and we're planning for the timely delivery of our first 15 MAX-10 deliveries in Spring 2027, with 300 of these very fuel efficient aircraft due to deliver by Mar. 2034.

This summer we will operate over 2,600 routes (incl. 160 new routes) and we're seeing strong S.25 travel demand across our network.  Our Group airlines capacity constrained growth is being allocated to those regions and airports who are cutting aviation taxes and incentivising traffic growth, and we expect this trend to continue.

We believe European short-haul capacity will remain constrained for the next 5 years to 2030 as the big 2 OEMs remain well behind on aircraft deliveries, many of Europe's Airbus operators work through Pratt & Whitney engine repairs and EU airline consolidation continues (SAS, TAP, Air Europa & others).  These industry capacity constraints, combined with our widening unit cost (and fuel hedge) advantage, strong balance sheet, low-cost aircraft orders and industry leading ops resilience will, we believe, facilitate Ryanair's controlled profitable growth to 300m passengers p.a. by FY34.

ESG
During Q1 we took delivery of 5 new B737 Gamechangers (4% more seats, 16% less fuel & CO2) and saw the benefit (1.5% lower fuel burn and 6% less noise) from the retrofit of winglets to our B737NG fleet (target of 409 by 2026).  Our recent deal to buy 30 CFM LEAP-IB engines is a significant $500m commitment to improve our operational resilience.  These latest technology engines reduce fuel consumption and CO2 emissions per seat by up to 20%.  The Groups ambitious SAF commitments and our ongoing investment in new technology positions Ryanair as one of Europe's most environmentally efficient airlines. It is notable that, despite being Europe's largest passenger airline, we are only No.4 in the recent Cirium list of EU airline CO2 emissions.

OUTLOOK
FY26 traffic remains on track to grow just 3% to 206m passengers, due to heavily delayed Boeing deliveries.  As previously guided, we expect modest unit cost inflation in FY26 as the delivery of more B737 Gamechangers, advantageous fuel hedging and effective cost control across our Group airlines helps offset increased ATC charges and higher enviro. costs.  While S.25 travel demand is strong, Q2 fare increases will be lower than in Q1 (which benefitted from a full Easter holiday in April and weak prior-year comps) and we now expect to recover almost all of the 7% fare decline we suffered in PY Q2.  The final H1 outcome is, however, heavily dependent on the strength of close-in Aug. and Sept. bookings.  As is normal at this time of year, we have zero H2 visibility (where PY fare comps normalise and last years modest delivery delay compensation rolls off).

It remains too early to provide meaningful FY26 PAT guidance.  We do, however, cautiously expect to recover almost all of last years 7% full-year fare decline, which should lead to reasonable net profit growth in FY26.  The final FY26 outcome remains heavily exposed to adverse external developments, incl. the risk of tariff wars, macro-economic shocks, conflict escalation in the Middle East and Ukraine and European ATC strikes, mismanagement & short staffing."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.206m guests p.a. on approx. 3,600 daily flights from 93 bases, the Group connects 233 airports in 37 countries on a fleet of almost 620 aircraft, and c.330 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 26,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Balance Sheet as at June 30, 2025 (unaudited)

		At Jun 30,	At Mar 31,
		2025	2025
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,001.3	10,923.7
Right-of-use asset		138.6	148.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	16.6	15.4
Deferred tax		35.1	1.6
Other assets		266.5	261.7
Total non-current assets		11,604.5	11,497.3

Current assets
Inventories		5.0	4.6
Other assets		1,969.3	1,850.7
Trade receivables	10	96.9	73.5
Derivative financial instruments	10	30.0	94.4
Restricted cash	10	23.1	23.1
Financial assets: cash > 3 months	10	734.9	100.1
Cash and cash equivalents	10	3,613.3	3,863.3
Total current assets		6,472.5	6,009.7

Total assets		18,077.0	17,507.0

Current liabilities
Provisions		50.1	53.5
Trade payables	10	575.2	702.0
Accrued expenses and other liabilities		6,434.0	6,179.4
Current lease liability		34.4	37.7
Current maturities of debt	10	2,047.8	848.4
Derivative financial instruments	10	460.5	224.7
Current tax		202.0	107.1
Total current liabilities		9,804.0	8,152.8

Non-current liabilities
Provisions		129.3	141.1
Derivative financial instruments	10	139.5	2.5
Deferred tax		361.1	377.1
Non-current lease liability		94.0	111.4
Non-current maturities of debt	10	147.3	1,685.2
Total non-current liabilities		871.2	2,317.3

Shareholders' equity
Issued share capital		6.4	6.4
Share premium account		1,430.2	1,421.6
Other undenominated capital		4.0	4.0
Retained earnings		6,343.5	5,588.6
Other reserves		(382.3)	16.3
Total shareholders' equity		7,401.8	7,036.9

Total liabilities and shareholders' equity		18,077.0	17,507.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended June 30, 2025 (unaudited)

		Change	IFRS Quarter Ended	IFRS Quarter Ended
			Jun 30, 2025	Jun 30, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+26%	2,943.8	2,328.9
Ancillary revenues		+7%	1,393.8	1,297.2
Total operating revenues	7	+20%	4,337.6	3,626.1

Operating expenses
Fuel and oil		-2%	1,456.8	1,421.9
Airport and handling charges		-6%	495.1	467.2
Staff costs		-3%	461.7	448.3
Route charges		-16%	356.3	307.5
Depreciation		-10%	343.3	313.2
Marketing, distribution and other		-1%	221.2	219.3
Maintenance, materials and repairs		-8%	89.9	83.0
Total operating expenses		-5%	3,424.3	3,260.4

Operating profit		+150%	913.3	365.7
Other income
Net finance and other income			48.7	28.1
Foreign exchange (loss)/gain			(31.8)	7.0
Total other income			16.9	35.1

Profit before tax		+132%	930.2	400.8

Tax (expense)	4		(110.3)	(40.8)

Profit for the quarter - all attributable to equity holders of parent		+128%	819.9	360.0

Earnings per ordinary share (€)
Basic		+144%	0.7717	0.3164
Diluted		+144%	0.7659	0.3145
Weighted avg. no. of ord. shares (in Ms)
Basic			1,062.5	1,137.9
Diluted			1,070.5	1,144.6

*'+' is favourable and '-' is adverse period-on-period.

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended June 30, 2025 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2025	2024
	€M	€M

Profit for the quarter	819.9	360.0

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(403.0)	98.6
Other comprehensive (loss)/income for the quarter, net of income tax	(403.0)	98.6
Total comprehensive income for the quarter - attributable to equity holders of parent
	416.9	458.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Quarter Ended June 30, 2025 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2025	2024
	€M	€M
Operating activities
Profit after tax	819.9	360.0

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	343.3	313.2
(Increase)/Decrease in inventories	(0.4)	0.4
Tax expense	110.3	40.8
Share based payments	4.5	2.5
(Increase) in trade receivables	(23.4)	(24.1)
(Increase) in other assets	(127.0)	(303.4)
Increase in trade payables	62.3	147.8
Increase in accrued expenses and other liabilities	258.2	633.2
(Decrease) in provisions	(15.6)	(3.2)
(Decrease) in finance income	(4.2)	(8.6)
(Increase) in finance expense	(1.4)	(1.5)
Foreign exchange	42.4	(5.2)
Income tax (paid)	(10.7)	(25.2)
Net cash inflow from operating activities	1,458.2	1,126.7

Investing activities
Capital expenditure - purchase of property, plant and equipment	(622.8)	(501.5)
(Increase) in financial assets: cash > 3 months	(634.8)	(288.3)
Net cash (used in) investing activities	(1,257.6)	(789.8)

Financing activities
Proceeds from shares issued	1.0	-
Share buyback	(59.1)	(248.8)
Dividends paid	-	-
Repayment of borrowings	(340.0)	(5.0)
Lease liabilities paid	(8.9)	(8.6)
Net cash (used in) financing activities	(407.0)	(262.4)

(Decrease)/Increase in cash and cash equivalents	(206.4)	74.5
Net foreign exchange differences	(43.6)	5.2
Cash and cash equivalents at beginning of the quarter	3,863.3	3,875.4
Cash and cash equivalents at end of the quarter	3,613.3	3,955.1

Included in the cash flows from operating activities for the quarter are the following amounts:
Interest income received	22.2	36.5
Interest expense paid	(17.6)	(19.8)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Quarter Ended June 30, 2025 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at April 01, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the year	-	-	-	-	1,611.6	-	-	1,611.6
Other comprehensive (loss)
Net movements in cash flow reserve	-	-	-	-	-	(287.2)	-	(287.2)
Total other comprehensive loss	-	-	-	-	-	(287.2)	-	(287.2)
Total comprehensive income/(loss)	-	-	-	-	1,611.6	(287.2)	-	1,324.4
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.0	-	17.3	-	(12.4)	-	-	4.9
Repurchase of ordinary equity shares	-	-	-	-	(1,481.7)	-	-	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	-	0.5	-	-	-	-
Dividends paid	-	-	-	-	(437.7)	-	-	(437.7)
Share-based payments	-	-	-	-	-	-	12.8	12.8
Transfer of exercised and expired share-based awards	-	-	-	-	9.0	-	(9.0)	-
Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the quarter	-	-	-	-	819.9	-	-	819.9
Other comprehensive (loss)
Net movements in cash flow reserve	-	-	-	-	-	(403.0)	-	(403.0)
Total other comprehensive loss	-	-	-	-	-	(403.0)	-	(403.0)
Total comprehensive income/(loss)	-	-	-	-	819.9	(403.0)	-	416.9
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.4	-	8.6	-	(7.6)	-	-	1.0
Repurchase of ordinary equity shares	-	-	-	-	(57.5)	-	-	(57.5)
Cancellation of repurchased shares	(2.8)	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	4.5	4.5
Transfer of exercised and expired share-based awards	-	-	-	-	0.1	-	(0.1)	-
Balance at June 30, 2025	1,061.5	6.4	1,430.2	4.0	6,343.5	(424.3)	42.0	7,401.8

Ryanair Holdings plc and Subsidiaries
MD&A Quarter Ended June 30, 2025 ("Q1 FY26")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended June 30, 2025 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 26% to €2.94BN as traffic grew 4% (to 57.9M passengers) with 21% higher fares (approx. €51). Q1 fares benefitted from having a full Easter holiday in April 2025 and weak prior year comps.

Ancillary revenues:
Ancillary revenues delivered a solid performance rising 7% to €1.39BN as traffic grew 4% and spend on discretionary services rose 3% to over €24 per passenger.

Total revenue:
As a result of the above, total revenue rose 20% to €4.34BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 2% to €1.46BN as favourable jet fuel hedging and lower fuel burn (new B737-8200 "Gamechanger" aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 4% increase in sectors and higher environmental costs (as ETS allowances unwind and SAF blend mandates impact costs from Jan. 2025).

Airport and handling charges:
Airport and handling charges rose 6% to €495M, due to 4% traffic growth, ground ATC rate hikes and higher handling labour costs.

Staff costs:
Staff costs increased 3% to €462M, as a 4% increase in sectors and agreed pay increases (under CLAs) were somewhat offset by 25 additional gamechanger aircraft in the fleet (driving lower crewing ratios) and slower recruitment ahead of Summer 2025.

Route charges:
Route charges rose 16% to €356M, primarily due to significantly higher Eurocontrol/ATC rates and a 4% increase in flight hours.

Depreciation:
Depreciation increased 10% to €343M, primarily due to 25 more "Gamechanger" aircraft in the fleet, higher aircraft utilisation (sectors up 4%) and increased maintenance on the older B737NG fleet.

Marketing, distribution and other:
Marketing, distribution and other rose just 1% to €221M (well below 4% traffic growth) as lower EU261 compensation and marketing spend offset other costs driven by growth.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 8% to €90M due to 4% higher sectors and reduced supplier credits as aircraft deliveries catch-up.

Other income:
Net finance and other income increased to €49M due to a strong cash balance, the Group's low-cost finance and modest delay compensation received. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on quarter end balance sheet revaluations.

Balance sheet:
Gross cash was €4.4BN at June 30, 2025 despite €0.6BN capex, almost €0.4BN debt repayments and €0.1BN share buybacks. Gross debt was €2.3BN (March 31, 2025: €2.7BN) and net cash was €2.1BN at June 30, 2025 (March 31, 2025: €1.3BN).

Shareholders' equity:
Shareholders' equity increased by €0.4BN to €7.4BN in the quarter due to a net profit of €0.8BN partly offset by an IFRS hedge accounting decrease in derivatives of €0.4BN.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the quarter ended June 30, 2025 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining nine months of the year;
● Related party transactions; and
● Post balance sheet events.

Results of operations for the quarter ended June 30, 2025 compared to the quarter ended June 30, 2024, including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the conflicts in the Middle East.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, tariff wars and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 218 and 219 of the Group's 2025 Annual Report.

Related party transactions - Please see note 9.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group's condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●       The Group's net profit of €0.82BN in the quarter ended June 30, 2025;
●       The Group's liquidity, with €4.37BN gross cash and €2.05BN net cash at June 30, 2025, €0.95BN undrawn funds under the Group's €1.1BN revolving credit facility;
●       The Group's focus on cost reduction and cash management;
●       The Group's solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●       The Group's strong balance sheet position with its owned B737 fleet (over 590 aircraft) unencumbered;
●       The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●       The Group's fuel hedging position (approx. 84% of FY26 and 36% of FY27 jet fuel requirements were hedged at June 30, 2025); and
●       The Group's ability, as evidenced throughout downturns (such as the Covid-19 crisis), to preserve cash and reduce operational and capital expenditure.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.    Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2025 ("Q1 FY26") comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2025 Annual Report for the year ended March 31, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2025, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The June 30, 2025 figures and the June 30, 2024 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2025, together with the independent auditor's report thereon, are available on the Company's Website and will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2025 on July 18, 2025.

Except as stated otherwise below, the condensed consolidated interim financial statements for the quarter ended June 30, 2025 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the period
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2025 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●       Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the quarter ended June 30, 2025, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●       IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●       IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●       Annual Improvements Volume 11 (effective on or after January 1, 2026).*
●       Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●       Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).
*These standards or amendments to standards are not as of yet EU endorsed.

2.   Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At June 30, 2025, the Group had €11.0BN of property, plant and equipment long-lived assets, of which €10.7BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.   Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4.   Income tax expense

The Group's consolidated tax expense for quarter ended June 30, 2025 of €110M (June 30, 2024: €41M) comprises a current tax charge of €105M and a deferred tax charge of €5M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the quarter. The effective tax rate of just under 12% for the quarter ended June 30, 2025 (June 30, 2024: approx. 10%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5.   Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.   Capital commitments

At June 30, 2025 the Group had an operating fleet of 592 (2024: 567) Boeing 737 and 26 (2024: 27) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At June 30, 2025, the Group had taken delivery of 181 of these aircraft. The remaining aircraft are expected to deliver before Summer 2026. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM in September 2023.

7.   Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe ("Lauda"), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.' The Ryanair DAC segment incorporates all of the Group's operations, except for those included within 'Other Airlines', and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Quarter Ended	Ryanair DAC Jun 30, 2025 €M	Other Airlines Jun 30, 2025 €M	Elimination Jun 30, 2025 €M	Total Jun 30, 2025 €M
Scheduled revenues	2,903.9	39.9	-	2,943.8
Ancillary revenues	1,393.8	-	-	1,393.8
Inter-segment revenues	199.0	394.3	(593.3)	-
Segment revenues	4,496.7	434.2	(593.3)	4,337.6

Reportable segment profit after income tax	788.4	31.5	-	819.9

Other segment information:
Depreciation	(333.7)	(9.6)	-	(343.3)
Net finance and other income	50.4	(1.7)	-	48.7
Capital expenditure	(403.2)	(12.6)	-	(415.8)
Staff costs	(294.0)	(167.7)	-	(461.7)

Segment assets	17,709.4	367.6	-	18,077.0
Segment liabilities	(10,120.9)	(554.3)	-	(10,675.2)

The expense line items not presented in the table above are incurred by Ryanair DAC and as such have not been presented across the segments.

Quarter Ended	Ryanair DAC Jun 30, 2024 €M	Other Airlines Jun 30, 2024 €M	Elimination Jun 30, 2024 €M	Total Jun 30, 2024 €M
Scheduled revenue	2,295.9	33.0	-	2,328.9
Ancillary revenue	1,297.2	-	-	1,297.2
Inter-segment revenues	188.5	380.5	(569.0)	-
Segment revenues	3,781.6	413.5	(569.0)	3,626.1

Reportable segment profit after income tax	332.4	27.6	-	360.0

Other segment information:
Depreciation	(303.2)	(10.0)	-	(313.2)
Net finance and other income	30.1	(2.0)	-	28.1
Capital expenditure	(380.1)	(20.0)	-	(400.1)
Staff costs	(281.7)	(166.6)	-	(448.3)

Segment assets	17,639.0	374.3	-	18,013.3
Segment liabilities	(9,534.6)	(652.2)	-	(10,186.8)

The expense line items not presented in the table above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior period comparatives have been updated to align with current period presentation.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Quarter Ended Jun 30, 2025	Quarter Ended Jun 30, 2024
	€M	€M

Italy	937.8	781.7
Spain	772.3	640.1
United Kingdom	631.7	526.6
Ireland	244.6	196.0
Other	1,751.2	1,481.7
Total revenue	4,337.6	3,626.1

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

Acquisitions and disposals
During the quarter ended June 30, 2025, net capital additions amounted to €0.41BN principally reflecting aircraft deliveries in the period and capitalised maintenance offset by depreciation.

9.            Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2025 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2025 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the FY25 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●         Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2025 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2025 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●         Long-term debt: The fair value disclosed for the Group's long-term debt has been measured using the relevant market rates of interest at June 30, 2025. This represents the amount which would be payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	5.8	5.8
- Jet fuel & carbon derivatives contracts	16.6	16.6	9.6	9.6
	16.6	16.6	15.4	15.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	84.4	84.4
- Jet fuel & carbon derivative contracts	30.0	30.0	10.0	10.0
	30.0	30.0	94.4	94.4
Trade receivables*	96.9		73.5
Cash and cash equivalents*	3,613.3		3,863.3
Financial asset: cash > 3 months*	734.9		100.1
Restricted cash*	23.1		23.1
	4,498.2	30.0	4,154.4	94.4
Total financial assets	4,514.8	46.6	4,169.8	109.8

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	134.7	134.7	2.5	2.5
- Jet fuel & carbon derivative contracts	4.8	4.8
	139.5	139.5	2.5	2.5
Non-current maturities of debt:
- Long-term debt	147.3	147.3	488.9	488.9
- Bonds	-	-	1,196.3	1,172.5
	147.3	147.3	1,685.2	1,661.4
	286.8	286.8	1,687.7	1,663.9

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	203.3	203.3	224.5	224.5
- U.S. dollar currency forward contracts	257.2	257.2	0.2	0.2
	460.5	460.5	224.7	224.7

Current maturities of debt:
- Bonds	2,047.8	2,033.6	848.4	850.3
	2,047.8	2,033.6	848.4	850.3
Trade payables*	575.2		702.0
Accrued expenses*	2,259.2		1,953.5
	5,342.7	2,494.1	3,728.6	1,075.0
Total financial liabilities	5,629.5	2,780.9	5,416.3	2,738.9
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

11.          Shareholders' equity and shareholders' returns

In May 2025, the Board approved a €750m share buyback programme (including Ordinary Shares underlying ADRs). In the quarter ended June 30, 2025 the Company bought back, and cancelled, approx. 2.8M ordinary shares (as it completed an €800M share buyback programme launched in August 2024 and commenced a follow on €750M share buyback) at a total cost of €58M. As a result of these share buybacks, share capital decreased by approx. 2.8M ordinary shares (equivalent to approx. 0.3% of the Company's issued share capital at March 31, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 July, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary